UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of December 2024

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders (“EGM”) pursuant to a board resolution adopted on December 20, 2024 and seeks the attendance of its shareholders. Shareholders who are registered in the KEPCO’s shareholders’ registry on December 2, 2024 will be entitled to exercise their voting rights at this EGM.

The following is an English translation of the notice given to the shareholders in connection with the EGM:

To: Shareholders

From: Kim, Dong-Cheol, President & CEO of KEPCO

We hereby call the fiscal year 2025 EGM pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Act of the Republic of Korea, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: January 6, 2025 / 16:30 (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Republic of Korea

KEPCO Headquarter

3.	Item to be Reported: Audit Report

4.	Agenda for Shareholder Approval:

1)	Election of a Standing Director

•	Ahn, Jung-eun

Details of the proposed agenda for the EGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-sik
Name: Joo, Hwa-sik
Title: Vice President

Date: December 20, 2024

Attachment

Agenda 1. Election of a Standing Director

•	Ahn, Jung-eun

•	Gender : Male

•	Date of Birth : December 16, 1966

•	Current Position in KEPCO : Interim Corporate Senior Vice President and Chief Business Management Officer (from Dec. 2024 and on)

•	Previous Positions in KEPCO

•	Executive Vice President and Chief Co-prosperity & Cooperation (Interim Corporate Senior Vice President and Chief Business Management Officer) (from Jul. 2024 to Dec. 2024)

•	Executive Vice President and Chief Co-prosperity & Cooperation (from Nov. 2022 to Jul. 2024)

•	Vice President and Head of the Office of the President (& CEO) (from Jul. 2021 to Nov. 2022)

•	Vice President and Head of Labor Management Cooperation Department (from Dec. 2019 to Jul. 2021)

•	Assistant Vice President and Head of Organization Development team under Corporate Planning Department (from Jul. 2018 to Dec. 2019)

•	Director General of Pohang Regional Office under Regional Headquarters KEPCO Daegu (from Dec. 2015 to Jul. 2018)

•	Nominated by : President & CEO of KEPCO

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Term of Office as Standing and Executive Director in KEPCO : Two Years

The nominee, Mr. Ahn, Jung-eun had exhibited outstanding capabilities and performances in business management during his tenure in various departments at KEPCO.

The nominee is an expert in critical tasks such as organizational and human resource management, policy coordination, and labor relations. Based on his expertise, he had successfully performed diverse tasks in KEPCO, including: improving organizational and workforce efficiency through company-wide assessments; strengthening the safety management system by establishing a dedicated department; introducing job-based remuneration system; achieving the highest rating in the government’s management evaluations for labor relations three consecutive times; and completing the government’s innovation tasks for public institutions.

Provided that the nominee is elected as a standing director, his expertise and experience will help KEPCO normalize its management condition suffering from the financial difficulties, by uniting company-wide efforts including those of the labor union.

Reference to the Shareholders:

Composition of the Board of Directors

After the election as listed in this Notice, the board of directors of KEPCO will be composed of the following individuals:

Type	Gender	Name	Current Title	Director Position held Since
Standing Director	Male	Kim, Dong-Cheol	President & Chief Executive Officer	Sep. 19, 2023

Standing Director	Male	Jun, Young-Sang	Comptroller & Auditor General and Member of the Audit Committee	Mar. 7, 2023

Standing Director	Male	Oh, Heung-Bok	Corporate Senior Vice President and Chief Financial & Strategic Planning Officer	Feb. 21, 2024

Standing Director	Male	Lee, Jun-Ho	Corporate Senior Vice President and Chief Safety Officer & Chief Operations Officer	Feb. 27, 2023

Standing Director	Male	Ahn, Jung-eun	Corporate Senior Vice President and Chief Business Management Officer	Newly Elected

Standing Director	Male	Seo, Chul-Soo	Corporate Senior Vice President and Chief Power System Officer	Dec. 11, 2023

Standing Director	Male	Seo, Guen-Bae	Corporate Senior Vice President and Chief Global & New Business Officer	Jun. 26, 2023

Non-standing Director	Male	Han, Jin-Hyun	Non-Executive Director and Chairperson of the Board of Directors	Aug. 30, 2023

Non-standing Director	Male	Kim, Jong-Woon	Non-Executive Director and Member of the ESG Committee	Aug. 22, 2022

Non-standing Director	Male	Kim, Jun-Ki	Non-Executive Director and Chairperson of the ESG Committee	May 2, 2023

Non-standing Director	Male	Park, Chung-Kun	Non-Executive Director (Labor Director)	May 2, 2023

Non-standing Director	Female	Kim, Sung-Eun	Non-Executive Director and Member of the Audit Committee	Nov. 8, 2023

Non-standing Director	Male	Lee, Sung-Ho	Non-Executive Director and Member of the Audit Committee	Nov. 8, 2023

Non-standing Director	Male	Cho, Seong-Jin	Non-Executive Director	Dec. 4, 2023

Non-standing Director	Male	Kang, Hoon	Non-Executive Director and Member of the ESG Committee	May. 1, 2024